                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                            -------------------------
                         (Title of Class of Securities)


                                   06652B103
                                  --------------
                                 (CUSIP Number)

                                Alfred R. Camner
                        Camner, Lipsitz and Poller, P.A.
                          550 Biltmore Way, Suite 700
                          Coral Gables,  Florida  33134
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 20, 2002
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  06652B103
--------------------------------------------------------------------------------

     1) Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

               Alfred R. Camner
--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group

          (a)  [ ]
          (b)  [X]
--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds

          PF, AF, 00
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization
               United States

--------------------------------------------------------------------------------

Number         7)   Sole Voting Power

of                   2,059,232

Shares         -----------------------------------------------------------------
               8)   Shared Voting Power
Beneficially
                     181,278
Owned
               -----------------------------------------------------------------
By             9)   Sole Dispositive Power

Each                 1,915,332
               -----------------------------------------------------------------
Reporting
               10)  Shared Dispositive Power
Person
                     174,723
with
--------------------------------------------------------------------------------
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     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               2,240,509

--------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) excludes certain shares [ ]


--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)

               8.4%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person

               IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer
          -------------------

     This amended and restated Schedule 13D (this "Schedule 13D") relates to shares of Class A Common Stock (the "Class A Common Stock") of BankUnited Financial Corporation (the "Company"), a savings and loan holding company, the principal subsidiary of which is BankUnited, FSB. The address of the Company's principal executive offices is 255 Alhambra Circle, Coral Gables, Florida 33134.

     The shares of Class A Common Stock shown in Item 5 as beneficially owned by Alfred R. Camner (the "Reporting Person") include shares that would be received by the Reporting Person upon the conversion of shares of Noncumulative Convertible Preferred Stock, Series B (the "Series B Preferred Stock") and Class B Common Stock beneficially owned by the Reporting Person. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock.


Item 2.   Identity and Background
          -----------------------

     This Schedule 13D is filed by the Reporting Person, a United States citizen, whose principal occupations are serving as Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer and a Director of the Company and BankUnited, FSB, and Senior Managing Director of the law firm of Camner, Lipsitz and Poller, Professional Association, 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

     The Reporting Person during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The information contained in Exhibit 1 is incorporated by reference herein.


Item 4.   Purpose of Transaction
          ----------------------

     The Reporting Person acquired the securities covered by this Schedule 13D for investment purposes. (See Exhibit 1 hereto.) The Reporting Person continuously reviews his equity investments in the Company. As a result, the Reporting Person has, from time to time, acquired, and may, from time to time, acquire, additional securities of the Company for his own account or for purposes of his tax and inheritance planning, either through the exercise of stock options, the receipt of awards under the Company's employee benefit plans, through one or more privately negotiated transactions, on the open market or otherwise. In addition, while it is not the present intention of the Reporting Person to do so, the Reporting Person may, and reserves the right to, dispose of all or a portion of his securities of the Company, now held or hereafter acquired (either alone or in conjunction with the Company's other stockholders), in one or more privately negotiated transactions, on the open market or otherwise. Any sales by the Reporting Person could cause a change of control of the Company and might result in a change in the composition of the board of directors or management.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     Set forth below is information relating to the beneficial ownership of Class A Common Stock by the Reporting Person (the conversion of the Series B Preferred Stock has been calculated assuming no issuance of fractional shares and no aggregation of Series B Preferred Stock beneficially owned indirectly or in different accounts).

                                                            Total (% of
         Voting Power             Dispositive Power      Shares Outstanding)
      --------------------      -----------------------  -------------------
        Sole       Shared         Sole          Shared
      ---------    -------      ---------      --------
      2,059,231    181,278      1,915,332      174,723       2,240,509(8.4%)
       (1)(2)       (3)(4)        (1)(5)          (3)


1.   Includes the following shares:

     (i) 473,024 shares of Class A Common Stock based upon the Reporting Person's ownership of 316,214 shares of Series B Preferred Stock.

     (ii) 568,941 shares of Class A Common Stock based upon the Reporting Person's ownership of options exercisable within 60 days for 380,334 shares of Series B Preferred Stock.

     (iii) 311,669 shares of Class A Common Stock based upon the Reporting Person's ownership of 311,669 shares of Class B Common Stock.

     (iv) 435,200 shares of Class A Common Stock based upon the Reporting Person's ownership of options exercisable within 60 days for 435,200 shares of Class B Common Stock.

     (v) 54,637 shares of Class A Common Stock based upon the Reporting Person's ownership of options exercisable within 60 days for 54,637 shares of Class A Common Stock.

     (vi) 8,777 shares of Class A Common Stock based upon the ownership by certain irrevocable trusts established for the benefit of the Reporting Person's descendants of 5,868 shares of Series B Preferred Stock and 39,751 shares of Class A Common Stock based upon the ownership by these same irrevocable trusts of 39,751 shares of Class B Common Stock. The Reporting Person is the trustee of these irrevocable trusts.

2. Includes 167,232 shares of Class A Common Stock based upon the Reporting Person's ownership of 111,794 shares of restricted Series B Preferred Stock.

3.   Includes the following shares:

     (i) 19,741 shares of Class A Common Stock based upon Anne Solloway's ownership of 19,741 shares of Class B Common Stock and 21,335 shares of Class A Common Stock based upon Anne Solloway's ownership of options exercisable within 60 days for 21,335 shares of Class A Common Stock. Anne Solloway is the Reporting Person's mother, and the Reporting Person has been granted voting and dispositive power as to all shares held by Anne Solloway under a durable family power of attorney;
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     (ii)  93,676 shares of Class A Common Stock based upon the ownership of the
Alfred R. Camner Family Charitable Foundation, Inc. of 93,676 shares of Class B Common Stock. The Alfred R. Camner Family Charitable Foundation, Inc. is a non-profit charitable foundation of which the Reporting Person and his wife are trustees; and

     (iii) 39,971 shares of Class A Common Stock based upon the ownership of an irrevocable grantor's trust (or "rabbi trust") established by the Company of 26,721 shares of Series B Preferred Stock. The Reporting Person is the sole beneficiary of the rabbi trust.

4. Includes 4,641 shares of Class A Common Stock based upon Anne Camner's ownership of 3,103 shares of Series B Preferred Stock and 1,914 shares of Class A Common Stock based upon Anne Camner's ownership of 1,914 shares of Class B Common Stock. Anne Camner is the Reporting Person's wife, and the Reporting Person has been granted voting power over these shares under a revocable proxy.

5. Includes 23,333 shares of Class A Common Stock based upon the Reporting Person's ownership of 15,598 shares of restricted Series B Preferred Stock.

     See Exhibit 1 for information on the Reporting Person's transactions in the class of securities reported as well as transactions in shares of Class B Common Stock and Series B Preferred Stock, both of which are convertible into the class of securities reported.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

     In March 2002, the Company and the Reporting Person agreed to restructure the Reporting Person's compensation to assist the Company in ensuring that all of the Reporting Person's compensation for the period from April 1, 2002 to September 30, 2005 could be deductible for federal tax purposes. In connection with this compensation restructuring, the Reporting Person agreed to (1) forego receipt of a portion of his cash compensation in fiscal years 2002 through 2005, and accept instead the opportunity to receive incentive cash compensation, pursuant to Section 7 of the Company's 2002 Stock Incentive Plan (the "Plan"), only if certain pre-established performance goals are satisfied; (2) relinquish 10,664 unvested shares of restricted Class A Common Stock and 19,853 unvested shares of restricted Series B Preferred Stock, and receive instead 65,000 new shares of restricted Series B Preferred Stock, pursuant to Section 7 of the Plan, that will vest only if certain pre-established performance goals are satisfied; (3) not exercise any stock options that are not otherwise due to expire prior to the end of the 2005 fiscal year to the extent an exercise would result in nondeductible compensation to the Company for federal tax purposes;
(4) exercise any stock options that would otherwise expire during the period through the end of the 2005 fiscal year using previously owned securities and deferring receipt of any profit shares resulting from this exercise; (5) defer receipt of his fiscal year 2001 bonus in the amount of $528,000 until the end of the 2005 fiscal year; (6) accept an award of the right to exchange 104,715 shares of Class A Common Stock owned by the Reporting Person for 70,001 shares of Series B Preferred Stock, pursuant to Section 6(f) of the Plan; (7) accept an award of the right to purchase from the Company, pursuant to Section 6(h) of the Plan, Series B Preferred Stock for $472,000; and (8) agree to amend a restricted stock agreement to make it relate to Series B Preferred Stock.

     In connection with the Reporting Person's deferred compensation agreements in clauses (4) and (5), the Company and the Reporting Person agreed that the Company will form the rabbi trust, the assets of which are to be used exclusively to pay such deferred compensation, subject only to the claims of the Company's general creditors in the event of insolvency. The Company agreed to invest, under Section 6(f) of the Plan, the Reporting Person's 2001 performance bonus of $528,000 in 26,721 shares of Series B Preferred Stock. The trustee generally votes all shares held by the trust and controls the investment of the assets held by the trust. The shares held by the trust will be distributed to the Reporting Person on September 30, 2005, provided, however, that such shares will be distributed immediately upon termination of the Reporting Person's employment for any reason or upon change of control of the Company.

     See Exhibit 1 for additional information about these arrangements.

Item 7.     Material to Be Filed as Exhibits
            --------------------------------

     Exhibit 1 Description of transactions in the Company's stock by the Reporting Person.

     Exhibit 2 Notes providing required funding for purchase.

     Exhibit 3 Purchase Agreements.

     Exhibit 4 Employment Agreements.

Signature.
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   April 25, 2002


                                                    /s/ Alfred R. Camner
                                                    --------------------
                                                    Alfred R. Camner
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                                 EXHIBIT INDEX

Exhibit                           Description
-------                           -----------

   1      Description of transactions in the Company's stock by the Reporting
          Person.

   2      Notes providing required funding for purchase.

   3      Purchase Agreements.

   4      Employment Agreements.